

December 13, 2021   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS ANNOUNCES ACQUISITION OF GOLD AND SILVER STREAMS ON ARTEMIS'S BLACKWATER PROJECT

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has entered into a definitive agreement to acquire the existing gold stream (the "Gold Stream") held by New Gold Inc. ("New Gold") in respect of gold production from the Blackwater Gold Project located in British Columbia, Canada (the "Blackwater Project"). In addition, the Company has entered into a Precious Metal Purchase Agreement (the "Silver Stream") with Artemis Gold Inc. ("Artemis") (TSX: ARTG) in respect of silver production from the Blackwater Project.

"The acquisition of the gold and silver streams on the Blackwater Project further enhances and diversifies Wheaton's existing portfolio of low-cost, high-quality, long-life mines. With strong ESG commitments at every stage of development, compelling economics and significant exploration upside potential, Blackwater incorporates many of the attributes we seek for accretive growth," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "Artemis's approach of disciplined, responsible resource development aligns well with our own focus on promoting industry-leading mining practices. We are proud to partner with Artemis in the advancement of the Blackwater Project, which we believe is on track to develop into a top-tier operation, producing socially and environmentally sound minerals, right in our own backyard."

TRANSACTION DETAILS

- **Upfront Consideration:** Wheaton will pay total upfront consideration of US$441 million for the precious metal streams. Upon closing of the purchase of the Gold Stream, Wheaton will pay New Gold US$300 million. Under the Silver Stream, Wheaton will pay Artemis total upfront cash consideration of approximately US$141 million, which is payable in four equal installments during construction of the Blackwater Project, subject to customary conditions being satisfied.

- **Streamed Metal:** Under the Gold Stream, Wheaton will be entitled to receive 8% of the payable gold production until 279,908 ounces have been delivered, thereafter dropping to 4% of payable gold production for the life of the mine. Under the Silver Stream, Wheaton will be entitled to receive 50% of the payable silver production until 17.8 million ounces ("Moz") have been delivered, thereafter dropping to 33% of payable silver production for the life of the mine.

- **Delivery Payments:** For gold ounces delivered, Wheaton will make ongoing cash payments equal to 35% of the spot gold price. For silver ounces delivered, Wheaton will make ongoing cash payments ("Silver Production Payment") equal to 18% of the spot silver price until the value of silver delivered less the Silver Production Payment is equal to the upfront cash consideration, at which point the Silver Production Payment will increase to 22% of the spot silver price.

- **Production Profile[1]:** Attributable gold production is forecast to average approximately 26 koz per year for the first five full years of production and 28 koz per year for the first ten full years. With a fixed silver recovery of 61%, attributable silver production is forecast to average over 480 koz per year for the first five full years of production, and over 670 koz per year for the first ten full years.

▪ **Incremental Reserves and Resources[2]:** The Gold and Silver Streams will increase Wheaton's estimated Proven and Probable gold reserves by 0.47 Moz and silver reserves by 31.0 Moz, Measured and Indicated gold resources by 0.15 Moz and silver resources by 19.9 Moz, and Inferred gold resources by 0.01 Moz and silver resources by 2.3 Moz. In addition, Wheaton believes significant exploration upside potential exists as the Blackwater Project deposit remains open to the North, Northwest and at depth, and given the Gold Stream's substantial area of interest.

▪ **Other Considerations:**
   o Artemis and certain of its subsidiaries will provide Wheaton with corporate guarantees and other security.

   o Artemis has waived its right of first offer with respect to the purchase of the Gold Stream. New Gold has waived its right of first refusal with respect to the Silver Stream.

FINANCING THE TRANSACTION

The $300 million acquisition price for the Gold Stream will be paid on closing of the purchase agreement. The $141 million upfront deposit under the Silver Stream will be paid over the construction of the Blackwater Project. As at September 30, 2021, the Company had approximately US$372 million of cash on hand, which when combined with the liquidity provided by the available credit under the $2 billion revolving term loan and ongoing operating cash flows, positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

ABOUT ARTEMIS AND THE BLACKWATER PROJECT

Artemis is a gold development company with a technically driven approach to shareholder value creation through identifying, acquiring and developing gold projects in mining friendly jurisdictions using a disciplined staged approach to development, managing risks while minimizing cost of capital to optimize economics and returns for shareholders.

As disclosed by Artemis, the primary focus for Artemis is on advancing construction of the Blackwater Project, a project with 8 million ounces of gold in reserves, Environmental Assessment approval and the potential to develop into one of the largest gold mines in Canada. The Blackwater Project is forecast to be a first quartile gold mine[3] with a 22 year mine life[1]. Artemis has disclosed that it expects major construction to commence in the second quarter of 2022, with production commencing in the first quarter of 2024.

Attributable Gold Mineral Reserves and Mineral Resources – Blackwater

Category	Tonnage Mt	Grade Au g/t	Contained Au Moz
Proven	19.3	0.74	0.46
Probable	0.5	0.80	0.01
P&P	19.8	0.74	0.47
Measured	4.1	0.35	0.05
Indicated	6.4	0.49	0.10
M&I	10.5	0.44	0.15
Inferred	0.7	0.45	0.01

Attributable Silver Mineral Reserves and Mineral Resources – Blackwater

Category	Tonnage Mt	Grade Ag g/t	Contained Ag Moz
Proven	161.9	5.8	30.1
Probable	4.6	5.8	0.9
P&P	166.5	5.8	31.0
Measured	33.7	4.7	5.1
Indicated	52.9	8.7	14.8
M&I	86.6	7.1	19.9
Inferred	5.6	12.8	2.3

Notes on Mineral Reserves & Mineral Resources:
1. All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101").
2. Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3. Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
    a. Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
    b. Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
    both employees of the Company (the "Company's QPs").
4. The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. Artemis report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6. Blackwater project Mineral Reserves are reported as of September 10, 2021 and Mineral Resources as of May 5, 2020.
7. Blackwater project Mineral Reserves are reported above an NSR cut-off of CAD$13.00 / tonne assuming US$1,400 per ounce gold and US$15.00 per ounce silver.
8. Blackwater project Mineral Resources are reported above a gold equivalent cut-off of 0.2 grams per tonne assuming US$1,400 per ounce gold and US$15.00 per ounce silver.
9. The Blackwater Silver Stream and Gold Stream agreements provide that Artemis will deliver respectively (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 279,908 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been

calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold, assuming closing of both the Silver Stream and Gold Stream acquisition.

Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a "qualified person" as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

For further information, please contact:

Patrick Drouin
Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

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1) Based on report entitled "Blackwater Gold Project NI 43-101 Technical Report on Updated Feasibility Study with an effective date of September 10, 2021. Production forecasts contain forward looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward Looking-Statements" at the end of this news release for material risks, assumptions, and important disclosure associated with this information.
2) Please refer to the Attributable Mineral Reserves & Mineral Resources table in this news release for full disclosure of reserves and resources associated with the Blackwater project including accompanying footnotes. The additional Attributable Mineral Reserves & Mineral Resources for gold are conditional on the Gold Stream closing.
3) S&P data set for 2024 projected global cost curves.

CAUTIONARY NOTE REGARDING FORWARD-LOOKINGSTATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, payment by Wheaton of approximately US$141 million to Artemis and the satisfaction of each party's obligations in accordance with the Silver Stream, the receipt by Wheaton of silver production in respect of the Blackwater Project, payment by Wheaton of US$300 million to New Gold and the satisfaction of each party's obligations in accordance with the Gold Stream purchase agreement, the satisfaction of each party's obligations in accordance with the Gold Stream, the receipt by Wheaton of gold production in respect of the Blackwater Project, the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations and the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the satisfaction of each party's obligations in accordance with the terms of the Silver Stream, the Gold Stream purchase agreement and the Gold Stream, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 11, 2021 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the period ended December 31, 2020 available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of approximately US$141 million to Artemis and the satisfaction of each party's obligations in accordance with the terms of the Silver Stream, the payment of US$300 million to New Gold and the satisfaction of each party's obligations in accordance with the terms of the Gold Stream purchase agreement, the satisfaction of each party's obligations in accordance with the terms of the Gold Stream, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.